Eric J. Gervais Partner 4801 Main Street, Suite 1000 Kansas City, MO 64112 Direct: 816.983.8362 Fax: 816.983.8080 eric.gervais@huschblackwell.com

April 26, 2012

VIA EDGAR AND OVERNIGHT COURIER

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:          Tortoise MLP Fund, Inc. (the “Fund”)
File Numbers 811-22409 & 333-176010

To the Commission:

On August 3, 2011, the Fund, pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed with the Securities and Exchange Commission (the “Commission”) a universal shelf registration statement on Form N-2 relating to the Fund’s proposed issuance of common stock, preferred stock and/or debt securities from time to time (the “Shelf Registration Statement”).

The Fund received comments on the filing from Larry L. Greene of the Securities and Exchange Commission (the “Commission”).  The following sets forth the comments of the Commission staff and the Fund’s response to those comments.  The Fund has simultaneously filed Pre-Effective Amendment No. 1 to the Shelf Registration Statement to respond to the comments received from the Commission staff.  The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.

General

1.            Comment:  With respect to the discussion captioned "Risk Factors," consider whether the disclosure should be revised in light of events such as the BP oil rig fire and massive spill in the Gulf of Mexico.

Response:  The Fund believes that its disclosure under the heading “Risk Factors - Concentration Risk” addresses the potential risks associated with the BP oil rig fire and oil spill.

2.            Comment:  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.  In this connection, indicate whether FINRA has reviewed the payments by the adviser of structuring fees, and the fees and other expenses to be paid by the Fund as discussed under the caption "Underwriters — Additional Compensation to be Paid by Our Adviser." Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

   Response:  To the extent required by FINRA regulations, the Fund will, with the assistance of the underwriter(s) and its counsel, submit the proposed terms and arrangements of

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each transaction effected pursuant to the Shelf Registration Statement, including the fees and expensed discussed under the caption “Underwriters  — Additional Compensation to be Paid by Our Adviser,” to FINRA for review.

3.           Comment:  In light of disclosure regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See, Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response:  The Fund confirms that it believes its disclosure regarding the use of hedging transactions is consistent with the observations in the referenced letter.

4.            Comment:  Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present, including events in foreign markets as well as the U.S. Add appropriate risk disclosure if those events may materially impact the Fund.

Response:  The Fund has expanded its disclosure under the heading “Risk Factors – Capital Markets Risk.”

Facing Page

5.            Comment:  Disclosure in the third paragraph, and elsewhere in the filing, indicates that the Fund may offer its common stock, preferred stock or debt securities separately or together, in amounts, at prices and on terms set forth in a prospectus supplement to the prospectus. Provide draft supplements for the alternate offerings.

Response:  The Fund has provided supplementally forms of prospectus supplements.

6.            Comment:  The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments, if any, are included in the shares being registered.

Response:   The Fund confirms that the amount of securities registered includes any shares to be issued pursuant to an over-allotment option.

Prospectus

7.   Comment:  The second paragraph under the sub-caption "Prospectus Summary— Principal Investment Strategies" discloses that: "The term "total assets" includes assets obtained

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through leverage for the purpose of each of our nonfundamental investment policies, each of which is set forth above." (Emphasis added.) In a later discussion the term "Managed Assets" is used. Explain to the staff the significance of the underlined clause. It suggests that there are other policies as to which total assets might not include leverage. Both terms may confuse investors and should be reconciled or fully explained in the disclosure. Further, the terms should be defined when they are first used.

 Response:    The disclosure has been revised so that “Total Assets” is defined on page 1 of the prospectus and such definition includes any assets that may be obtained  through leverage.   As such, the referenced underline clause, which was meant to alert investors that the Fund may utilize leverage to purchase assets, has been deleted.   The term “Managed Assets” is used to determine the fee payable to the Fund’s investment adviser and is derived in part from Total Assets.  Managed Assets is first used and is also defined on page 5 of the prospectus.

8.             Comment:  Revise the fee table discussion consistent with the following:

•
revise the proviso paragraph by deleting the clauses "In accordance with the SEC requirements," and "not as a percentage of gross assets or Managed Assets;" and the sentence that begins with the phrase "By showing expenses as . . .,"

•	explain in footnote 3 how Managed Assets are converted to net assets,
•	state the total leverage information appearing in the proviso paragraph as a percent of net assets,
•	portions of the fee table are blank. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,
•	explain to the staff the reason why the line item "Current Income Tax Expense" is included in the table,
•
the fee table discloses deferred tax expense of 3.38%. The registration is a continuous offering under Rule 415. Please include an undertaking to sticker or supplement the prospectus if deferred tax expenses materially increase,

•	delete footnote 7. The substance of the information may be discussed at a more appropriate location in the prospectus,
•	revise footnote 8 so as to present the information based on net assets,
•	with respect to the first waiver period mentioned in the note, July 28, 2011 to December 31, 2011, the period must commence following the effective date of the filing and must last for a year, and
•	lastly, move the last paragraph of the discussion which follows the footnotes so as to follow the example and precede the footnotes.

Response:

•
The Company has not revised the disclosure because it believes it to be meaningful to investors and because it is consistent with disclosure previously agreed to by the Staff in filings by other funds in the Tortoise fund complex, including disclosure in the registration statements of Tortoise Energy Infrastructure Corporation (“TYG”) and Tortoise Energy Capital Corporation (“TYY”) that were declared effective on April 5, 2012.

•	The term Managed Assets has been removed from the referenced footnote. The

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Company notes that the disclosure in the referenced footnote is now consistent with the disclosure provided by TYG and TYY in their fee tables.
•
Net assets does not by definition include leverage proceeds.  As such, the Company believes that providing the requested disclosure would be confusing to investors.  The Company also notes that the disclosure is consistent with the disclosure provided by TYG and TYY in their fee tables.

•	The fee table has been completed.
•	The Company has revised the footnotes to the table to address this request. The Company notes that the disclosure is consistent with the disclosure provided by TYG and TYY in their fee tables.
•	The Company hereby makes the undertaking referenced above.
•	The disclosure has been revised as requested. The Company notes that the disclosure is consistent with the disclosure provided by TYG and TYY in their fee tables.
•
The referenced fee waivers, as approved by the Company’s Board of Directors, are specifically computed on Managed Assets and not net assets.  Presentation of the fee waivers based on net assets would be inconsistent with the waivers themselves and as such the disclosure has not been revised.

•	The disclosure has been revised to clearly indicate the referenced waiver period is not used in calculating the numbers included in the table.
•	The disclosure has been revised as requested. The Company notes that the disclosure is now consistent with the disclosure provided by TYG and TYY in their fee tables.

9.            Comment:  Disclosure captioned "Use of Proceeds" states that: "We may also use proceeds from the sale of our securities to retire all or a portion of any leverage we may have outstanding or for working capital purposes, including the payment of distributions, interest and operating expenses, although there is currently no intent to issue securities primarily for this purpose." (Emphasis added.) The disclosure lists two purposes, clarify the purpose referred to by the underlined clause.

Response:  The disclosure has been revised as requested.

10.           Comment:  If appropriate, clarify the following sentence of the disclosure captioned "Investment Objective and Principal Investment Strategies - Investment Process and Risk Management" so as to indicate clearly that the market cap of some investments may be less than the indicated amount: "It is anticipated that all of the MLPs in which we invest will have a market capitalization greater than $200 million at the time of investment."

Response:  The disclosure has been revised as requested.

11.          Comment:  The sub-caption, "Leverage Risk," states that: "Our use of leverage through the issuance of preferred stock or debt securities, and any borrowings or other transactions  involving indebtedness . . .." (Emphasis added.) Disclose what the other types of leverage transactions are that are covered by this reference.

Response:  The disclosure has been revised to eliminate the highlighted disclosure.

12.          Comment:  The sub-caption "Compensation and Expenses" discusses fee waivers. The

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second sentence references five separate waivers, one of which has already ended. Update the disclosed information.

Response:  The disclosure has been revised as requested.

13.           Comment:  The second paragraph of the disclosure captioned "Determination of Net Asset Value" discusses the manner in which the Fund intends to value its portfolio securities. The word "value" is used often and in situations where value cannot be obtained or it is thought to be inaccurate. In those situations it is said that the value of "the security will be determined pursuant to the methodologies established by our Board of Directors." Revise this discussion so as to clearly indicate the circumstance under which the Fund is utilizing market value or fair value methodologies.

Response:  The disclosure has been revised as requested.  The Fund notes that the disclosure is now consistent with disclosure found in the registration statements of other funds in the Tortoise fund complex,

14.           Comment:  Add the indicated word to the following sentence appearing under the caption "Closed-End Company Structure":  "Open-end investment companies typically engage in a continuous offering of their shares and may maintain large cash positions or liquidate favorable investments to meet redemptions."

Response:  The disclosure has been revised as requested.

Statement of Additional Information

15.           Comment:  Disclosure following the list of nonfundamental investment policies states that: "We interpret our policy with respect to concentration to include energy infrastructure companies, as defined in the prospectus and below." (Emphasis added.) The underlined disclosure suggests that the definition may change from time to time. In the view of the staff, any material change to the definition in the SAI or prospectus may require a shareholder vote.

Response:  The Fund has deleted the highlighted disclosure.

16.           Comment:  Disclosure captioned "Investment Objective and Principal Investment Strategies" in the second paragraph indicates that the Fund's investment objective is nonfundamental. Indicate that fact in the prospectus summary. Disclose the type of notice to be given to shareholders in the event the Fund's objective is changed.

Response:  The fund has added disclosure to the prospectus and statement of additional information regarding its investment objective being nonfundamental.   The notice required to be given to shareholders in connection with a change to the Fund’s nonfundamental investment policies is currently set forth in the prospectus summary under the heading “Principal Investment Strategies” and in the prospectus under the heading “Investment Objective and Principal Investment Strategies – Investment Policies.”

17.           Comment:  Revise the disclosure sub-captioned "Securities Lending" to indicate whether

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the collateral is managed by an affiliate, and if so, the considerations that led to that arrangement. Disclose how the affiliate or lending agent is paid, and that the costs of securities lending are not included in the fee table.

Response:  The Fund is not currently engaged in securities lending and hereby confirms that to the extent it engages in such practice in the future, it does not intend to have any collateral be managed by an affiliate.  As such, the disclosure has not been revised.
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We look forward to hearing from you soon to discuss any comments you may have on this letter or on Amendment No. 1.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais

Husch Blackwell LLP